Yacht Finders, Inc.
                              2308-C Kettner Blvd.
                               San Diego, CA 92101
                            Telephone (619) 232-1001
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                                  June 22, 2005

Ms. Janice McGuirk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0511
Washington D.C. 20549

Re: File No. 333-121863
    Registration Statement on Form SB-2
    Filed January 6, 2005


Dear Ms. McGuirk,

We have received your letter dated February 9, 2005, and submit the following cover letter keyed to the changes in our amended registration statement.

Prospectus Cover Page

1.   We have deleted the duplicate risk language.

Prospectus Summary

2.   We have expanded the summary to include a brief outline of our business.

3.   We have revised the third paragraph to state we are in development stage.

Risk Factors

4.   We have removed the word "known".

5. We have expanded the first risk factor to include "and will cease any activity; therefore you could lose your entire investment".

6. We have added a risk factor that addresses Mr. Greenwood's lack of experience in the yachting industry.

7. We have added a risk factor that addresses the potential adverse impact on the primary offering should the shareholders sell their shares at less than $0.50.

The Current Officer, Geoffrey Greenwood, the Sole Officer

8.   We have added a  discussion  of the  potential  conflict of interest  and a
     description  of  Mr.  Greenwood's  other  business   activities  under  the
     "Directors, Executive Officers, Promoters and Control Persons" section.

9. We have revised the narrative to disclose Mr. Greenwood will receive a reduced salary in the event the full funding is not received.
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Use of Proceeds

10. Management has determined the amount of funding we would require to implement the minimum form of our business plan would be 30% and we have disclosed this in the filing.

11.  We have clarified to note the salaries are management salaries.

Determination of Offering Price

12. As stated in the section, the price was arbitrarily set based upon their collective judgment as to a price per share they were willing to accept.

13. We have revised the disclosure to correctly state the offering price for the shares being sold by the company vs. the shareholders.

Plan of Distribution

14.  We have divided the section into two sub-sections addressing each offering.

15. We have added the statement to the "offering by the company" regarding the use of an underwriter and the post-effective amendment filing requirements.

16. We have moved this paragraph to the beginning of the section and addressed the directors' funding.

Directors, Executive Officers....

Work History

17. We have substantially revised the resume section to delete the promotional tone and just present the facts.

18.  We have described the business activities of each entity.

19. We have clarified the amount of capital that we are referring to, including the time frame for the receipt of that capital.

Description of Securities

20.  We have divided the section between common stock and preferred stock.

Legal Matters

21.  We have removed the term "independent".

Organization in the Last Five Years

22. The incorporator spelled the name wrong by mistake and then corrected it. The company was incorporated by its resident agent and had no operations or business plan from the time of its original formation in August 2000 until Mr. Greenwood was appointed as director in 2003 and the company name changed to Yacht Finders to better fit with our business. We have disclosed that the company had no operations from inception until April 2003.

23. There were no promoters of Sneeoosh Corporation and nothing of any value (including money, property, contracts, options or rights of any kind) were received by any person from the company until Mr. Greenwood received his shares in April 2003 as disclosed.

Description of Business

Form and Year of Organization

24. We have added a description of the yacht brokerage industry to this section.

Principal Products or Services...

25. We have disclosed the nature and extent of features of our web site and the number and nature of users at the present time.

26. We have disclosed whether or not management has experience in performing the functions or services as contemplated.

27.  We have added the source of the comparative services' charges mentioned.

28. We have clarified the pricing plans, providing descriptions of specific services.

29. We have disclosed there is no assurance the company will raise the full amount of the offering.

30.  We have removed the duplicative disclosure from this section.

Competition and Competitive Position

31. We have disclosed that all claims to the number of members are from each company's respective website.

32. We have added an explanation as to how we believe we will be able to offer a better solution than our competitors.

Reports to Securities Holders

33.  We have revised to read "We will provide an annual report...".

Plan of Operation

34. We have disclosed that currently there are no formal commitments or arrangements with our director to advance or loan funds to Yacht Finders for operating expenses. There are also no terms regarding repayment of any loan or capital contribution.

35.  We  have  included  the  disclosure   regarding  Mr.  Greenwood's  informal
     agreement to advance the company funds to complete the registration process in the event we experience a shortfall of funds.

36. We have disclosed the use of proceeds to date and the potential use of the remaining proceeds in the future. 37. We have expanded the disclosure on our activities. 38. We have expanded the disclosure to include the extent of activities in both a 30% and 60% funding scenario.
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Executive Compensation

39. We have expanded the table to include 2004. 40. We have removed reference to a "board of directors".

Balance Sheets

Website Development Costs, F-3

41. The new audit as of December 31, 2004 and March 31, 2005 addresses the website development costs as an expense.

General

42. We have updated the prospectus to the latest practicable date. 43. We have forwarded a marked copy to you via US Mail. 44. We have included current consents and have also included financials through 3/31/05.

Sincerely,

/s/ Geoffrey Greenwood
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Geoffrey Greenwood
President & Director